UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Rec'd 10/15/07

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



07008348

SEC FILE NUMBER
8- 25842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goetz Butchker + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 15 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morgenstern, Svoboda + Baer

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/28/07

GOETZ, BATCHKER & CO., INC.

STATEMENTS OF FINANCIAL CONDITION AND

SUPPLEMENTARY INFORMATION

JUNE 30, 2007

TABLE OF CONTENTS

Oath or Affirmation

I, CRAIG A. BATCHKER, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the firm of GOETZ, BATCHKER, & CO., INC. as of June 30, 2007, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Craig A. Batchker
CEO

Subscribed and sworn to
before me
this 12 day of OCT 2007



Notary Public

Jonathan E. Roberts
Notary Public, State of New York
No. 02RO6074173
Qualified in New York County
Commission Expires 6-26-10

MORGENSTERN SVOBODA & BAER, CPA's, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
40 Exchange Place, Suite 1820
New York, NY 10005
TEL: (212) 925-9490
FAX: (212) 226-9134
E-MAIL: msbcpas@gmail.com

Independent Auditors' Report

To the Members
Goetz, Batchker & Co., Inc.

We have audited the accompanying statement of financial condition of Goetz, Batchker & Co., Inc. (the Company) as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Goetz, Batchker & Co., Inc. as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accounting schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 under the Securities and Exchange Act of 1934. Such information have been subjected to the auditing procedures applied in our audit of the basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morgenstern, Svoboda & Baer, CPAs, P.C.
Certified Public Accountants

October 12, 2007

GOETZ, BATCHKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS	
Cash & cash equivalents	$ 31,784
Receivable from brokers	51,039
Deposits with clearing agents	91,732
Property and equipment-net	52,160
Other assets	1,428
Total Assets	$ 228,143
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Bank checking plus	4,293
Accounts payable and accrued expenses	60,766
Liabilities subordinated to claims of general creditors:	
Subordinated loan agreement	30,000
Total Liabilities	95,059
STOCKHOLDERS' EQUITY	
Common stock, no par value	
Authorized and issued: 200 shares	45,000
Additional paid-in capital	820,800
Accumulated deficit	(726,916)
Less: treasury stock, 100 shares at cost	(5,800)
Total Stockholders' Equity	133,084
Total Liabilities and Stockholders' Equity	$ 228,143

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2007

Income:	
Commissions & floor brokerage	$ 761,210
Interest income	7,426
Total Income	768,636
Expenses:	
Commissions, other compensation, floor brokerage	523,321
Stock exchange fee	50,068
Professional fees	43,283
Rentals, office and exchange seat	91,462
Communication equipment	28,793
Bad debt	10,200
Other expenses	133,286
Total Expenses	880,413
Net Loss	$ (111,777)

The accompanying notes are an integral part of these financial statements

GOETZ, BATCHKER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance July 1, 2006	$ 45,000	$ 820,800	$ (615,139)	$ (5,800)	$ 244,860
Net Loss			(111,777)		(111,777)
Balance June 30, 2007	$ 45,000	$ 820,800	$ (726,916)	$ (5,800)	$ 133,084

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2007

Balance July 1, 2006	$ 30,000
Balance, June 30, 2007	$ 30,000

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(111,777)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		18,498
Bad debt		10,200
(Increase) decrease in assets:		
Deposits with clearing organizations and others		378
Net receivables from broker- dealers		21,531
Other assets		13,532
Increase (decrease) in liabilities:		
Bank loan – Citibank		4,293
Accounts payable and accrued expense		(16,464)
Total Adjustment		51,968
Net cash used in operating activities		(59,809)
Net decrease in cash and cash equivalents		(59,809)
Cash and cash equivalents at beginning of year		91,593
Cash and cash equivalents at end of year	$	31,784

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Goetz, Batchker & Co., Inc. (The Company) is a New York State corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k) (2) (ii) of rule 15c3-3 of the Security and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provided that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis. There is no material difference between the settlement and trade date.

C) Cash and Cash Equivalents

Included in cash and cash equivalents are money funds totaling $ 31,784 the Company has defined as cash in bank.

D) Depreciation

Depreciation expense for the year ended June 30, 2007 was $ 18,498. Depreciation is provided on a straight-line basis using estimated life of five or ten years. This does not impact on the capital computation as it is a non-allowable asset.

(E) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(F) Drafts Payable (checking plus)

Drafts payable represents amount drawn by the Company against a bank and slight overdrafts under a sweep agreement with a bank. The outstanding payable as of June 30, 2007, was $ 4,293.

NOTE 2 - MANAGEMENT'S BUSINESS PLAN

As reported in the accompanying and past financial statements, the Company incurred a net loss of $ 111,777 during the current period and net losses of $ 657,610 during the previous years.

NOTE 2 - MANAGEMENT'S BUSINESS PLAN- (CONTINUED)

Adverse economic conditions have limited the Company's ability to generate sufficient revenues and cash to cover its expenses and meet its current obligations. As a result, a shareholder has contributed capital during the fiscal years ending June 30, 2007, June 30, 2006, June 30, 2005 and June 30, 2004 totaling $820,800.

Accordingly, management has implemented a plan to further reduce expenses (ie., rent and leases) and expand revenues. Furthermore, its majority shareholder has committed to provide sufficient capital to satisfy regulatory and contractual net capital needs for the near future.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditor of $20,000 and $10,000 payable to the family of Chairman. These subordinated liabilities have automatic rollover provisions, which extend their maturities annually. The loans bear interest at the rate of 12% and 10% per annum, respectively. The interest has not been paid.

The subordinated borrowing agreements have been approved by the New York Stock Exchange, Inc. in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirement, they may not be repaid.

NOTE 4 - DEFINED CONTRIBUTION PROFIT SHARING PLAN

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions are determined at the discretion of the employer. No contributions were made for the year ended June 30, 2007.

NOTE 5 - RENTAL ARRANGEMENTS

The Company had a lease for premises at 11 Broad Street at $18,000 per year plus utilities. The lease runs until 2009 with the ability to elect out at the end of 2007. This election was made and a $5647.45 payment was made in March, 2007, along with rent payments through June, 2007. The Company is no longer at that location and currently has no commitment for rent expense.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company's net capital requirement, under Rule 15c3-1 of the SEC, was $5,000 whereas the net capital as computed amounted to $107,380 leaving excess net capital of $102,380. The capital ratio was 61% versus an allowable maximum of 1500%.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE -SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impact by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and recurring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 8 – CLEARING ACCOUNTS

Compliance of clearing agreement terms

The Company has entered into two clearing agreements effective September 1, 2004, with each clearing broker requiring deposits of $50,000.

One agreement requires the company to maintain net capital computed in accordance with Rule 15c3-1 of at least $50,000 in excess of the minimum net capital required and immediately notify the clearing firm if its net capital is less than required by the agreement.

As of June 30, 2007, the Company is in compliance.

A copy of the Company's Statement of Financial Conditions as at June 30, 2007, pursuant to SEC Rule17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

The Company clears all transactions through another broker-dealer on a fully disclosed basis.

GOETZ, BATCHKER & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
FOR THE YEAR ENDED JUNE 30, 2007

Total Stockholder's Equity	$ 133,084
Add: Subordinated liabilities	30,000
	163,084
Deductions and /or charges:	
Non-allowable assets:	
Other assets, property and equipment	53,588
Tentative net capital before haircuts	109,496
Capital charges pursuant to rule 15c3-1	
3% haircut other securities	2,116
Net Capital	107,380
Less:	
Minimum net capital requirement	
Greater of 6 2/3% of aggregate	
Indebtedness, or $ 5,000	5,000
Remainder: Net capital in excess of all requirements	$ 102,380

Capital ratio (maximum allowance 1500%)

Aggregate indebtedness*	$ 65,059 =	61%
Divided by: Net capital	$107,380	

*Aggregate indebtedness:
Accounts payable and accrued expenses. $ 65,059

The accompanying notes are an integral part of these financial statements.

MORGENSTERN SVOBODA & BAER, CPA's, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
40 Exchange Place, Suite 1820
New York, NY 10005
TEL: (212) 925-9490
FAX: (212) 226-9134
E-MAIL: msbcpas@gmail.com

Independent Auditors' Report
On Internal Control

To the Members
Goetz, Batchker & Co., Inc.

In planning and performing our audit of the financial statements of Goetz, Batchker & Co., Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations in aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review those practices and procedures.

The management of Goetz, Batchker & Co., Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one more of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such proposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g)(1) under Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morgenstern, Svoboda & Baer, CPAs, P.C.
Certified Public Accountants
October 12, 2007

END